VIA EDGAR

May 23, 2013

Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Danaher Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 22, 2013

File No. 1-08089

Dear Ms. Blye:

We are responding to your comment letter, dated May 9, 2013, to H. Lawrence Culp, Jr., President and Chief Executive Officer of Danaher Corporation (“Danaher” or the “Company”), relating to the above document. For ease of reference, we have repeated the Staff’s comments in bold text preceding our response.

General

1.	Please tell us about any contacts with Syria, Sudan and Cuba since your letters to us dated January 8, 2010 and February 24, 2010. We note that your Form 10-K discusses markets in the Middle East, Africa and Latin America. As you know, Syria, Sudan and Cuba are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Sudan and Cuba since your prior letter, if any, whether through subsidiaries, affiliates, resellers, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology or services you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

Danaher policy prohibits any sale of products, technology or services that is contrary to U.S. law, including sanctions and export controls enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) and by the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”). We devote significant resources to ensuring that no unlawful sales are made to any country, including Syria, Sudan and Cuba.

We describe below the nature and extent of Danaher’s sales into Syria, Sudan and Cuba from January 1, 2010 through March 29, 2013. As indicated below, Danaher’s sales into these countries are very small. Except for receivables relating to these sales, the Company has no assets or liabilities, and does not maintain any offices or employees, in any of these countries.

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Certain of our subsidiaries sold into Syria dental and other medical products, environmental testing equipment, testing equipment for construction materials, water quality test products, coding and marking equipment and consumables, and software, spare parts and services (the services were provided by distributors) relating to packaging solutions. These sales occurred through distributors and also directly to private businesses.

•

Certain of our subsidiaries sold into Sudan dental and other medical products, environmental testing equipment, testing equipment for construction materials and service station equipment. These sales occurred through distributors and also directly to private businesses, hospitals, the Ministry of Energy & Mining and other government entities in the areas of geology, infrastructure and transportation.

•	One of our subsidiaries sold into Cuba medical products to government hospitals.

2010 sales into Syria, Sudan and Cuba totaled approximately $4.9 million, representing less than .04% of the Company’s consolidated revenues in 2010; 2011 sales into Syria, Sudan and Cuba totaled approximately $1.8 million, representing less than .02% of the Company’s consolidated revenues in 2011; 2012 sales into Syria, Sudan and Cuba totaled approximately $1.7 million, representing less than .01% of the Company’s consolidated revenues in 2012; and first quarter 2013 sales into Syria, Sudan and Cuba totaled approximately $0.2 million, representing less than .004% of the Company’s consolidated revenues in the first quarter of 2013. Anticipated sales in future years do not vary significantly from these amounts.

Danaher takes its U.S. sanctions and export control compliance obligations very seriously. We have a comprehensive compliance program in place, including a broad set of policies, processes, communications and training to support our ongoing commitment to comply with all applicable U.S. laws. Danaher’s Policy Regarding U.S. Export Control Laws and related procedures are designed to ensure that our employees involved in international business transactions understand and know how to comply with relevant U.S. sanctions and export control laws, and that parties to our business transactions are screened against appropriate U.S. restricted party lists, such as OFAC’s Specially Designated Nationals and Blocked Persons List and BIS’ Denied Person List, Unverified List and Entity List. Danaher conducts extensive export compliance training in various forms (including in-person and on-line training) for relevant personnel and our corporate export compliance department regularly audits our businesses for compliance with applicable U.S. sanctions and export control laws. If we identify potential compliance issues we investigate them, take corrective action and, where appropriate, make voluntary disclosures to the relevant agencies of the U.S. Government.

2.	Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

In connection with the preparation of our Exchange Act reports, we consider transactions and other matters required to be disclosed pursuant to the line item requirements of Form 10-K and Form 10-Q as well as transactions and other matters required to be disclosed pursuant to Exchange Act Rules 12b-20 and 10b-5. We have concluded that our sales to Syria, Sudan and Cuba are immaterial from both a quantitative and a qualitative perspective and therefore are not required to be separately disclosed in our Exchange Act reports. From a quantitative perspective, we believe that these amounts are immaterial in relation to Danaher’s consolidated revenues; please see our response to Comment No. 1 above for quantification of Danaher’s sales to these countries from January 1, 2010 through March 29, 2013. If all or any portion of these revenues were to terminate for any reason, it would not affect our ability to achieve our strategic and operational objectives. From a qualitative perspective, given the incidental amount of sales into and the lack of any other Danaher operations in these countries, the nature of the products sold and the rigor of our export compliance program, we do not believe that these sales will or should adversely impact in any significant way Danaher’s reputation or investor decisions with respect to Danaher. In this regard, prior public disclosures of similar levels of sales to sanctioned countries by Danaher subsidiaries have not resulted in reputational harm to Danaher.

3.	Please tell us whether any products, components or technologies you have provided or anticipate providing into Syria, Sudan or Cuba, directly or indirectly, have military applications, and/or are on the Department of Commerce’s Commerce Control List.

To the Company’s knowledge, none of the products, components or technologies that the Company has provided or anticipates providing into Syria, Sudan or Cuba, directly or indirectly, have military applications or are on the Department of Commerce’s Commerce Control list.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (202) 419-7611 with any questions or comments regarding this letter. Thank you.

Very truly yours,

/s/ James F. O’Reilly

James F. O’Reilly
Associate General Counsel and Secretary

cc:	Amanda Ravitz

Assistant Director, Division of Corporation Finance

Jennifer Hardy

Special Counsel, Division of Corporation Finance

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